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WRITER'S DIRECT LINE

202 682-7296

October 3, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

Gregory A. Bailey
Managing Clerk

dlw 10/6

Commission File Number 82-490

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 000948

All relevant boxes should be completed in block capital letters.

1. Name of company GREENCORE GROUP PLC	2. Name of director PATRICK KENNEDY
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest HOLDING OF SHAREHOLDER NAMED AT 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) PATRICK KENNEDY
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary SCRIP DIVIDEND SCHEME

7. Number of shares/amount of stock acquired 151	8. Percentage of issued class .000001	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class N/A
11. Class of security ORDINARY	12. Price per share €2.95	13. Date of transaction 19 September 2003	14. Date company informed 30 September 2003

15. Total holding following this notification 11,228	16. Total percentage holding of issued class following this notification .00594

If a director has been granted options by the company please complete the following boxes.

17. Date of grant N/A	18. Period during which or date on which exercisable N/A
19. Total amount paid (if any) for grant of the option N/A	20. Description of shares or debentures involved: class, number N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22. Total number of shares or debentures over which options held following this notification N/A
23. Any additional information --	24. Name of contact and telephone number for queries CAROLINE BERGIN 605 1004

25. Name and signature of authorised company official responsible for making this notification

Date of notification 30 September 2003 [signature]

CAROLINE M. BERGIN
Group Company Secretary

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT: MS. C. M. BERGIN

TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED DATED 28TH MAY, 2003, THAT BANK OF IRELAND NOMINEES LIMITED ("BANK OF IRELAND") HAS A NOTIFIABLE INTEREST IN 30,264,573 (16.03%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE, 28,546,590 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND, 1,292,593 SHARES ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES AND 425,390 ARE REGISTERED IN THE NAME OF CITIBANK NOMINEES LIMITED. THE SHARES ARE HELD ON BEHALF OF A RANGE OF CLIENTS OF BANK OF IRELAND, NORTRUST AND CITIBANK.

C. M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

30th May, 2003.

Commission File Number 82-490

GREENCORE
GROUP

Greencore Group plc
St. Stephen's Green House, Earlsfort Terrace, Dublin 2, Ireland.
Telephone: (+353-1) 605 1000. Fax: (+353-1) 605 1100. Email: mail@greencore.ie

Our Ref CMB/CC

27th June 2003

Mr James Ferguson
Irish Stock Exchange
28 Anglesea Street
DUBLIN 2

By Fax

Re: Grant of Options in Greencore Group plc

Dear James

This is to notify you that basic options have been granted yesterday evening to Mr D J Dilger and Mr P T Kennedy and I attach Schedule 11 duly completed in respect of each grant.

Please pass this notification on to The London Stock Exchange.

Yours sincerely

Caroline Bergin
Group Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 124921

All relevant boxes should be completed in block capital letters.

1. Name of company GREENCORE GROUP PLC	2. Name of director DAVID JOHN DILGER
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest SHAREHOLDER NAMED IN 2.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) DAVID JOHN DILGER
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary N/A

7. Number of shares/amount of stock acquired N/A	8. Percentage of issued class N/A	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class N/A
11. Class of security N/A	12. Price per share N/A	13. Date of transaction N/A	14. Date company informed N/A

15. Total holding following this notification N/A	16. Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 26 JUNE, 2003	18. Period during which or date on which exercisable 26 JUNE 2006 - 26 JUNE 2013
19. Total amount paid (if any) for grant of the option €5	20. Description of shares or debentures involved: class: number 150,000 ORDINARY SHARES
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise €2.93	22. Total number of shares or debentures over which options held following this notification BASIC - 530,000 SECOND TIER - 275,000
23. Any additional information	24. Name of contact and telephone number for queries CAROLINE BERGIN 6051104

25. Name and signature of authorised company official responsible for making this notification

Date of notification 27 JUNE 2003

For and on behalf of
Greencore Group plc
[signature]
Group Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 859032

All relevant boxes should be completed in block capital letters.

1. Name of company GREENCORE GROUP plc	2. Name of director PATRICK THOMAS KENNEDY
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest SHAREHOLDER NAMED IN 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) PATRICK THOMAS KENNEDY
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary N/A

7. Number of shares/amount of stock acquired N/A	8. Percentage of issued class N/A	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class N/A
11. Class of security N/A	12. Price per share N/A	13. Date of transaction N/A	14. Date company informed N/A

15. Total holding following this notification N/A	16. Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 26 JUNE, 2003	18. Period during which or date on which exercisable 26 JUNE 2006 - 26 JUNE 2013
19. Total amount paid (if any) for grant of the option €5	20. Description of shares or debentures involved: class, number 75,000 ORDINARY SHARES
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise €2.93	22. Total number of shares or debentures over which options held following this notification BASIC - 425,000, SECOND TIER 22,000, SHARESAVE 8032
23. Any additional information	24. Name of contact and telephone number for queries CAROLINE BERGIN - 6051104

25. Name and signature of authorised company official responsible for making this notification

Date of notification 27 JUNE 2003

~~For and on behalf of~~
Greencore Group plc
[signature]
Group Company Secretary